FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Capitalization and Indebtedness as of March 31, 2024

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-261756) of the registrant, filed with the SEC on December 20, 2021 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-273353) of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 26, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth, on a U. S. GAAP basis, the consolidated capitalization and indebtedness of Nomura Holdings, Inc. (“Nomura” or “NHI”) as of March 31, 2024. There has been no material change in Nomura’s capitalization and indebtedness since March 31, 2024.

Millions of yen
As of March 31, 2024
Short-term borrowings	¥1,054,717
Long-term borrowings	12,452,115
NHI shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares as of March 31, 2024
Issued—3,163,562,601 shares as of March 31, 2024
Outstanding—2,970,755,160 shares as of March 31, 2024	594,493
Additional paid-in capital	708,785
Retained earnings	1,705,725
Accumulated other comprehensive income	459,984

Total NHI shareholders’ equity before treasury stock	3,468,987
Common stock held in treasury, at cost—192,807,441 shares as of March 31, 2024	(118,798)

Total NHI shareholders’ equity	3,350,189
Noncontrolling interests	98,324

Total equity	3,448,513

Total capitalization and indebtedness	¥16,955,345

Nomura enters into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding was ¥3,561,640 million as of March 31, 2024.